

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

<u>Via E-mail</u>
Mr. Guoqing Jiang
President, Chief Executive Officer, and Chief Accounting Officer
Tianyin Pharmaceutical Co., Inc.
23rd Floor, Unionsun Yangkuo Plaza
No.2, Block 3, Renmin Road South
Chengdu, 610041
Peoples Republic of China

Re: Tianyin Pharmaceutical Co., Inc.
        File No. 001-34189

Dear Mr. Jiang:

        We note that your June 30, 2013 and 2012 financial statements were audited by Patrizio & Zhao LLC. On September 30, 2013, the Securities and Exchange Commission ("SEC") denied Patrizio & Zhao LLC the privilege of appearing or practicing before the Commission as an accountant. You can find a copy of the order at http://www.sec.gov/litigation/admin/2013/34-70562.pdf

        As Patrizio & Zhao LLC is barred from practicing before the SEC, you may not include its audit reports in your filings with the Commission after September 30, 2013. If Patrizio & Zhao LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

        Please advise us by no later than October 21, 2013 as to how you intend to address this matter. If you have any questions, you can reach me at 202-551-3679.

                                Sincerely,

                                /s/ Jim B. Rosenberg

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant